Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the consolidated ratio of earnings to fixed charges for Affinia Group Intermediate Holdings Inc. for the periods indicated. You should read this table together with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its S-4, as filed with the Securities and Exchange Commission. The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, including the amortization of debt discounts and financing costs, and a portion of rent expense deemed representative of the interest factor.

	Year Ended December 31,					Nine Months Ended September 30,
(Dollars in millions, except per share data)	2008	2009	2010	2011	2012	2012	2013
Statement of income data:
Income from continuing operations before income tax provision, equity in income (loss), net of tax and noncontrolling interest	20	32	58	79	69	59	33
Equity in income (loss), net of tax	—	1	1	—	1	1	(2)

Income from continuing operations before income tax provision and noncontrolling interest but after equity in income, net of tax	20	33	59	79	70	60	31
Fixed charges:
Interest expense	56	68	65	67	63	48	58
Estimate of interest portion of rental expenses	4	4	3	4	4	3	3

Total fixed charges	60	72	68	71	67	51	61

Income from continuing operations before income tax provision, noncontrolling interest and fixed charges but after equity in income (loss), net of tax	80	105	127	150	137	111	92
Ratio of earnings to fixed charges	1.33	1.46	1.87	2.11	2.04	2.18	1.51